

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

April 2, 2008

<u>By U.S. Mail</u>

Thomas Chan-Soo Kang
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

　　　　**Re:　North Asia Investment Corporation
　　　　　　　Amendment No. 2 to Registration Statement on Form F-1
　　　　　　　Filed March 21, 2008
　　　　　　　File No. 333-148378**

Dear Mr. Chan-Soo Kang:

　　　　We have reviewed your amended filing and your response letter dated March 20, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Memorandum and Articles of Association, page 10</u>

1.　　We note your disclosure that "We view these provisions, which are contained in Sections 167 through 171 of our memorandum and articles of association, as obligations to our shareholders and will not take any action to amend or waive these provisions." It appears that you do not reference the appropriate section of your articles. Please revise.

Conditions to consummating our initial business combination, page 12

2.   In this section, in light of the requirement that your initial business combination must occur with target business(es) that collectively have a fair market value of at least 80% of the balance of the trust account, please discuss your "intention in every case to structure and consummate [y]our initial business combination in which approximately 35% of the public shareholders may exercise their conversion rights on a cumulative basis." Based on reasonable assumptions, provide estimates of what the fair market value of the target(s) must be in order to satisfy the 80% test and the amount of funds you will have to consummate the business combination if close to 35% of the public holders exercise their conversion rights. Provide similar disclosure in all other applicable places in the prospectus, such as in the risk factor on page 29 entitled "The ability of our shareholders to exercise their conversion rights…"

Directors and Executive Officers, page 89

3.   Please revise this section to eliminate any gaps or ambiguities with regard to time. For example, we note a gap in your description of Mr. Ill-Seob Han's employment between March 2005 and April 2005. As another example, we note a gap in the description of Mr. Sang-Uh Han's employment between December 2004 and April 2005.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Donahue
David Alan Miller (212-818-8881)